                                                                    EXHIBIT 6.30

                     CHANNEL USE AND PROGRAMMING AGREEMENT


                                      FOR


           DOMINION "SKY ANGEL" HIGH POWER DIRECT BROADCAST SATELLITE


                          TELEVISION AND RADIO SYSTEM


                                  Programmer:
                          AMERICAN INDEPENDENT NETWORK



                            Dated: November 19, 1997

                               TABLE OF CONTENTS



 Recitals...............................................................   -5-

 1. Grant of Rights.....................................................  -5-
        A. Channel Use Allocation.......................................  -5-
        B. Programming License and Transmission Rights..................  -6-
        C. Territory....................................................  -7-
        D. Signal Transmission and Delivery.............................  -7-
        E. Conditions to Broadcast Commencement Date....................  -7-
        F. Term of Agreement............................................  -8-

 2. Termination of Channel Use Rights...................................  -8-
        A. Termination Events...........................................  -8-
        B. Termination Procedure........................................  -8-

 3. Subject to Echo Star Agreement......................................  -8-

 4. Programming.........................................................  -9-

 5. No Ownership Rights.................................................  -9-

 6. Exclusivity.........................................................  -9-

 7. Promotion...........................................................  -9-
       A. Promotional Activities........................................  -9-
       B. Use of Names and approvals.................................... -10-

 8. Restrictions........................................................ -10-
        A. Restriction on Transfers..................................... -10-
        B. Content Restrictions......................................... -10-
        C. Redundancy................................................... -10-
        D. Advertising Limitation....................................... -10-

 9. Preemption.......................................................... -11-

10. Dominion Spots and Identification................................... -11-

11. Performance and Copyright Royalties................................. -11-

12. Interpretation According to Governing Statutes...................... -11-

13. Technical and Programming Standards............................. ... -11-


14.  Representations, Warranties, and Covenants .......................... -11-
     A.   Mutual Representations, Warranties, and Covenants .............. -11-
     B.   Ministry Programmer Warranties and Covenants ................... -12-

15   Indemnification
     A.   By the Ministry Programmer ..................................... -12-
     B.   By Dominion .................................................... -12-
     C.   Indemnification Procedures ..................................... -13-
     D.   Survival of Right to Indemnification ........................... -14-
     E.   Affiliates ..................................................... -14-

16.  Termination
     A.   Termination for Breach or Default .............................. -14-
     B.   Opportunity to Cure ............................................ -15-

17.  Limitation of Liability ............................................. -15-
     A.   Limitation on Type of Damages .................................. -15-

18.  Force majeure Events ................................................ -15-

19.  Nondisclosure of Confidential Information ........................... -15-

20.  Miscellaneous ....................................................... -16-
     A.   Satellite Operations ........................................... -16-
     B.   Satellite Transmissions ........................................ -16-
     C.   Government Approvals ........................................... -16-
     D.   Notices ........................................................ -16-
     E.   Governing Law .................................................. -17-
     F.   Arbitration .................................................... -18-
     G.   Headings ....................................................... -19-
     H.   Assignment ..................................................... -19-
     I.   Counterparts ................................................... -19-
     J.   Private Parties ................................................ -19-
     K.   No Third Party Beneficiaries, etc. ............................. -19-
     L.   No Implied Waiver .............................................. -19-
     M.   Entire Agreement ............................................... -20-
     N.   Ambiguities .................................................... -20-
     O.   Amendment and Modification ..................................... -20-
     P.   Further Assurances ............................................. -20-
     Q.   Relationship of the Parties..................................... -20-
     R.   Invalidity ..................................................... -20-
     S.   Conformance to FCC Rules ....................................... -20-

                           CHANNEL USE AGREEMENT FOR
                    HIGH-POWERED DIRECT BROADCAST SATELLITE

     This Agreement is entered into this 1st day of August, 1997, by and between American Independent Network, (hereafter "Programmer" or from time to time "AIN"), 6125 Airport Freeway, Suite 200, Forth Worth, TX 76117, and Dominion Foundation, Inc. (hereinafter "DFI" and from time to time "Dominion") located at 3050 North Horseshoe Drive, Suite 290, Naples, Florida 34104.

                                    Recitals

     A. Dominion Foundation, Inc. is an IRC 501(c)(3) Florida religious non-profit corporation having a sublease of high-powered direct broadcast satellite (DBS) transmission spectrum, identified as the "Sky Angel DBS Television System," from Dominion Video Satellite, Inc., an FCC licensed high-powered DBS licensee.

     B. The fully licensed DBS transmission spectrum of Dominion Video Satellite, Inc., is known and referred to herein as the "Dominion DBS Television System" and operates pursuant to a DIRECT BROADCAST SERVICE TRANSPONDER LEASE, CHANNEL USE AND PROGRAMMING AGREEMENT, by and between EchoStar Satellite Corporation and Dominion Video Satellite, Inc. dated July 18, 1996, and referred to herein as the "EchoStar Agreement."

     C. The EchoStar Agreement provides for the use of EchoStar's frequencies licensed from the Federal Communications Commission (FCC) on the EchoStar II Satellite until the launch and operation of EchoStar III (expected to be November 1997), and thereafter on EchoStar III with Dominion Video Satellite's frequencies licensed from the FCC for the life of the satellite.

     D. Dominion Foundation wishes to make broadcast time available to certain religious ministries and family oriented programmers, pursuant to the Dominion ministry purposes, in consideration, among other things, of those ministries committing to promote the Dominion project to their constituency.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and sufficient consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

     1.   Grant of Rights

          A. Channel Use Allocation. Subject to the terms and conditions of this Agreement, Dominion hereby allocates to the Programmer and the Programmer hereby accepts the following high-powered DBS broadcast time:

               (1) Upon the commencement of Dominion's broadcasting from EchoStar III, located at 61.5 degrees W.L., one (1) twenty-four (24) hours per day, seven days per week high powered direct broadcast satellite digital channel shall be allocated to AIN on Echo-Star III for DBS transmission to the continental United States.

               (2) Once the digital channel is initiated on Echo-Star III, the term of this Channel Use Agreement shall be an initial trial period of six months followed by successive one year renewals as set froth in paragraph 1 F, and continuing for the life of the satellite or any replacement satellite in the event of any launch or post launch failure of Echo-Star III.

               (3) Dominion reserves the right to use any orbital position and any available satellite to provide the Continental U.S. DBS transmission contemplated hereunder.

               (4) The digital channels shall be used for Christian and family programming as follows:

                    (a) Christian Programming shall be defined as audio and/or video programming which has as its overriding focus, Christian religious content, and which is only marketed to appeal to the Christian theme and content.

                    (b) Family programming shall be defined as audio and/or video programming which has or would meet the criteria for a "G" rating (General Audience) under the United States audio and video rating system.

                    (c) The one channel shall have the same format and programming as the currently existing AIN broadcast on Spacenet 3, channel 2, and as changed or modified in the normal course of business by the Ministry Programmer from time to time. Additionally, the existing AIN satellite broadcast may be modified at the Programmer's facility or at the Dominion network center specifically for Sky Angel broadcast by mutual consent of the parties (hereinafter "the Programming").

               (5) The digital channel shall be included in the Dominion DBS Sky Angel Television System programming which is made available to households for a Dominion Sponsorship Program Activation, as established in Dominion's sole discretion, with no other charges or costs to the individual households receiving Dominion programming (such households are referred to as "Dominion Households"). Unless expressly provided for in this agreement, or in the event Dominion creates a monthly charge for individual channel programming in the future, no programming on these channels shall have a pay-per-view, or additional cost of any kind whatsoever, charged by the Ministry Programmer, to such Dominion Programmer, to such Dominion Households in order to receive such programming; provided, however, that nothing shall prevent the sale of goods and services or other paid advertising which are compatible with the "G" rating criteria and/or the overriding Christian and ministry purposes of Dominion.

               (6) When the Sky Angel audience reaches 500,000 sponsor households, the parties hereto agree to negotiate in good faith a mutually agreeable revenue sharing formula to be applied to paid advertising revenues and over the air DBS sales revenues based on the Sky Angel audience compared to the total Programmer's audience.

          B. Programming License and Transmission Rights. For purposes of direct broadcast satellite transmission (DBS), the Ministry Programmer hereby grants to Dominion the right and license to:

               (1) receive the Programmer's programming, as set forth in paragraph 1A(5), via the Programmer's transmission or tape method in a descrambled form;

               (2) transmit the signal of the Programming in a digitally compressed, encrypted format via satellite at a compression rate and picture quality determined in the sole discretion of Dominion, which compression rate and picture quality determined in the sole discretion of Dominion, which compression rate may be changed from time to time;

               (3) activate and deactivate consumer or commercial equipment Integrated Receiver Descramblers (IRDs) for unencrypted exhibition of the Programming as transmitted via the satellite;

               (4) solicit, directly or through its agent or assignee, Program Activation Fees for the Programming as a part of the Sky Angel DBS Television System, which amounts shall be established in the sole discretion of Dominion and may be changed from time to time, and conduct certain customer service functions for Dominion sponsors.

               (5) contract with broadcast and cable system affiliates and non-affiliates of the Programmer to use the Sky Angel DBS signal as a "back-haul" signal for retransmission of the Programmer's programming, in whole or part, over local terrestrial broadcast, cable outlets, or closed cable-type systems such as prisons and hospitals. Any such retransmission shall require written authorization from the Programmer granting appropriate consent to the retransmission, and the retransmitting entity shall be required to abide by any and all of the policies, procedures, fees, and agreements of Dominion, as established or modified from time to time, for such retransmission purposes.

          C. Territory. The license and transmission rights granted herein shall be exclusive for DBS in North America and non-exclusive for the rest of the world. Dominion's DBS transmission of the Programmer's programming pursuant to this agreement shall be for the geographic boundaries of the United States, its territories, possessions and commonwealth (the "Territory"). Dominion makes no commitment to carry any of the Programming on international transmissions, however, the Programmer agrees to allow Dominion, in Dominion's sole discretion, to use any or all of the Programming for inclusion of the Programming in any international broadcast that may be initiated in the future. It is understood and agreed that the satellite signal will spill over outside or beyond such geographic boundaries, e.g., into Canada, Mexico, the Caribbean and Central America, and, such spillover, in and of itself, does not and shall not create a violation of this provision nor derive any rights on behalf of the Programmer by virtue of this circumstance for inclusion in Dominion international broadcasts.

          D. Signal Transmission and Delivery. The Programmer shall, at their sole cost and expense, deliver a readily retransmittable broadcast signal, within industry quality standards, to Dominion's transmission and origination center, designated by Dominion from time to time, via satellite or fiber optic line. The Programmer reserves the right to change signal delivery technology and shall use reasonable efforts to provide Dominion with ninety (90) days prior written notice of such change. Any additional costs, expense, or equipment required by Dominion to accommodate said change shall be paid for by the Programmer.

          E. Conditions to Broadcast Commencement Date. The Programmer agrees that the conditions set forth in Attachment I, which is attached hereto and incorporated herein by reference, must be fulfilled by the Programmer to the reasonable satisfaction of Dominion prior to the start of broadcasting the Programming.

          F. Term of Agreement. The term of this Agreement shall be initially for six months on a trial basis and thereafter on a yearly renewal which will automatically renew without action by either party. Any non-renewal shall be communicated in writing ninety days prior to the renewal date.

     2.  Termination of Channel Use Rights.

          A. Termination Events. The Programmer's rights to the allocation of the channel under this Agreement shall terminate in Dominion's reasonable discretion in the event of the occurrence of any of the following:

               (1) the Programmer fails to provide programming for the channel for greater than 24 hours, unless the failure is due to natural catastrophe, such as hurricanes, tornados and floods, fire, solar disturbances, sun outages, externally caused interference, satellite component failure or other similar technical failures beyond the reasonable control of the Programmer, and which the Programmer could not have prevented by adhering to common industry practices, or as a result of Dominion's breach of this Agreement;

               (2)  the use operating life of the satellite ends;

               (3) the Programmer is in breach of a material term of this Agreement and all applicable cure periods have expired, and if no cure period is specified, such breach remains unremedied for 30 days after written notice thereof; and

               (4) the failure of the Programmer to reasonably follow through with the intended and agreed upon promotional activities, specified in paragraph 7, to promote the SKY ANGEL DBS TELEVISION SYSTEM to their constituency and/or audience.

          B. Termination Procedure. Termination shall occur upon written notification to the Programmer indicating the reason for termination, any cure periods that are applicable, and the exact date of termination at which time Dominion shall have no further responsibility to allocate time to the Programmer and both parties shall be released from any further liability to each other, unless expressly stated elsewhere in this Agreement.

     3. Subject to EchoStar Agreement. The Programmer acknowledges that this Agreement is subject to the EchoStar Agreement dated July 18 1996, and agrees that the use of the one (1) digital channel allocated to the Programmer hereunder is subject to all of the provisions of that confidential Agreement, in particular the Christian program content limitation. Dominion reserves the absolute and sole right to make such decisions under said agreement as are necessary and proper to maintain the Dominion's consumer programming responsibilities while giving, to the fullest extent possible, proportionate consideration to the Programmer for broadcast spectrum allocation in relation to all other programmers in the event of such things as transponder or satellite failure. In the event of any change in the amount or location of DBS spectrum controlled by Dominion, Dominion agrees to continue the Programmer's allotted time, under the same terms and conditions as this agreement, using any DBS spectrum that Dominion is able to secure and if less time is available then previously allotted to all ministry and family programmers, then on a prorata basis, to the degree technically and reasonably possible, of the Programmer's allotment compared to the total available time just prior to the reduction.

          4. Programming. The Programmer, or their affiliates, shall, at their sole cost and expense, create or secure programming for the one (1) digital channel allocated hereunder which is fully compatible with the overriding Christian and family mission and purpose of Dominion. It is understood that the channel is to have family entertainment, family enrichment, sports and cultural content with a predominant inclusion of movies with a "G" rating. At no time shall there be any overt liquor commercials, psychic services, "love lines" type services, or programming that would highlight the occult or satanic subjects. Dominion reserves the right, immediately or upon 30 days written notice when possible, to preempt any programming whatsoever, that would materially violate the ministry purpose or statement of faith of Dominion, that results in a material number of subscriber complaints, or that would be in violation of any provision of the EchoStar Agreement.

          5. No Ownership Rights. The Programmer agrees that no ownership rights are being transferred to the channels, but only the right to program the channels in accordance with this Agreement. Accordingly, no further programming rights shall be transferred, leased, assigned, gifted, sold or in any other manner transferred to any other third party or entity and any attempted transfer shall be void.

          6. Exclusivity. Subject to any statutorily imposed mandatory transmissions (such as "must carry"), the Programmer shall use Dominion exclusively for any direct to home DBS satellite broadcast transmission utilizing a one meter or smaller satellite receiving antennae. Any use of the Dominion DBS satellite signal for backhaul purposes of the Programmer's programming, in whole or in part, shall be solely by written mutual consent of the parties and pursuant to the Dominion DBS

Sky Angel Retransmission Agreement, fee schedules, policies, and procedures as may be established from time in the sole discretion of Dominion.

     7.   Promotion.

          A. Promotional Activities. The Programmer shall cooperate to the fullest extent possible with the promotion of the Dominion "SKY ANGEL DBS TELEVISION SYSTEM" project to the constituency and audience of the Programmer. This would include, but not be limited to, one or more, or in combination of, the following: inclusion of Dominion literature and brochures in Programmer mailings, endorsements, TV and/or radio promotion spots, use of the Programmer's name in national promotions, inclusion of a Sky Angel identifying "bug" on the air, etc. The amount of air time required pursuant to this paragraph shall be mutually agreed on by the parties, and the amount of mailings at the Programmer's expense shall not exceed two (2) per twelve (12) month period. Additional specific promotional efforts are detailed on Attachment 3, attached hereto and hereby incorporated by reference.

          B. Use of Names and Approvals. The Programmer agrees to permit Dominion to use the Programmer's name, trade names and trademarks to market the Programming.

     8. Restrictions. The broadcast time and channel allocation stated above shall be for the life of the satellite subject to the following restrictions:

          A. Restriction on Transfers. The DBS Sky Angel air time shall not be sold, gifted, assigned or transferred to any third party, nor used for any unrelated non-commercial and/or commercial purpose without the express written permission of Dominion. Notwithstanding the foregoing, this paragraph shall not be construed to preclude sponsorships for programming, short-form advertising, underwriting or promotional or other such costs, or joint ventures (collectively referred to as "subprogrammers" of the Programmer), so long as there is not direct payment for DBS Sky Angel air time which has been gifted to the Programmer that would be other than subprogrammers, over which the Programmer has supervision and content oversight, and other such relationships that already exist or are developed in the future in the normal course of business and by which the Programmer programs their existing AIN 24-hour broadcast. Any attempted transfer shall be void.

          B. Content Restrictions. The DBS Sky Angel air time shall have program content that is supportive of and compatible with the ministry statement and purpose of Dominion and be fully consistent with Biblical Christianity as expressed in the Dominion Statement of Faith (Attachment 2).

          C. Redundancy. In the event of substantial redundancy of programs among the various channels of the Sky Angel DBS Television System, and upon written notice to the Programmer, the parties hereto agree to cooperate in reducing the redundancy or shifting the program schedule, if at all possible, for the benefit of the entire Sky Angel System.

                D. Advertising Limitation. The Programmer shall be allowed sole discretion for purposes of advertising and promotions, however, all program content and advertising content shall be in accordance with the program content criteria specified herein and shall be reasonable subject to review and mutual agreement based on viewer response.

        9. Preemption. In addition to other preemption provisions contained herein, Dominion reserves the right to preempt the broadcast time during any period that the Programmer fails to deliver the acceptable quality signal to the Dominion uplink facility.

        10. Dominion Spots and Identification. Dominion reserves the right, at Dominion's sole expense, to include an identification "bug" on the Programmer's DBS channel, permanently, or from time to time, in order to identify the broadcast as a Sky Angel transmission. Reasonable efforts shall be made by Dominion to use and locate the "bug" so as not to conflict with other identifiers from the Programmer. The Programmer agrees to insert Dominion Sky Angel spots, station identifications, and promotional programs in an amount and frequency to be determined by mutual agreement of the parties, using the Programmer's best efforts to gain wide exposure of Sky Angel in all day parts and through all available transmission outlets.

        11. Performance and Copyright Royalties. For any DBS retransmission of an existing program, television channel or portion thereof, originated by the Programmer, the Programmer shall be fully responsible for all statutorily required performance royalties to be paid to any licensing agency for video and audio performances. The parties agree and acknowledge that, to the fullest extent allowed by law, any retransmission shall be on a non-royalty basis for any applicable satellite carrier compulsory licensing for delivery of the programming to the consumer. The Programmer shall comply with all statutory and regulatory matters, such as closed captioning, etc., existing or propagated in the future by the FCC, congress or other governmental body.

        12. Interpretation According to Governing Statutes. This agreement and all of its provisions shall be interpreted consistent with and be subject to the Federal Communications Commission, the Internal Revenue Service and all other applicable Federal, State and local laws, statutes, rules, regulations, and ordinances.

        13. Technical and Programming Standards. All programming shall conform to industry standards, and all Dominion generated program criteria, for quality of content, production, and transmission signal.

        14. Representations, Warranties, and Covenants.

                A. Mutual Representations, Warranties, and Covenants.
                Each of the parties represents, warrants, and covenants to the other that:

                        (1) it has and will continue to have the right to enter into and fully perform this Agreement;

               (2) it has not and will no during the Term enter into an agreement or arrangement which might tend to limit the full performance of its obligations hereunder;

               (3) it is and will remain in full compliance with all applicable local, state and federal laws and regulations;

               (4) it is under no obligation and will not become subject to any obligation that might interfere with its performance of this Agreement;

               (5) it will comply with all of its representations, warranties, obligations, covenants, and responsibilities herein contained.

          B.   Programmer Warranties and Covenants.

               (1) The Programmer warrants and covenants that it has the legal right to offer the identified programming for broadcast by Dominion on the Sky Angel Television System, that the Programming will not be defamatory nor will it contain any material which violates any copyright, right of privacy or literary or dramatic right of any person or entity. The Programmer warrants that all applicable use fees, license fees, or fees for music performance rights have been paid by the Programmer and will continue to be paid by the Programmer to the applicable music performance societies (i.e. ASCAP, BMI, SESAC) or other third parties during the term of this Agreement.

               (2) The Programmer represents and agrees that it will not take, authorize or permit to be taken, or fail to take, any action which would or might in any way impair any of the rights licensed or sub-licensed to Dominion hereunder.

               (3) Nothing contained in this Agreement, nor any exercise of the rights granted to Dominion hereunder in accordance with the terms of this Agreement, will violate, infringe or conflict with any rights of any person or entity, including, without limitation, any copyright, literary, musical, artistic, trademark, contract, privacy or publicity rights, or the rights to be free from unfair competition or defamation, or any other property or personal rights or result in any liability, monetary or otherwise, to Dominion or Dominion's affiliates.

     15.  Indemnification.

          A. By the Programmer. Dominion and its affiliates, and its and their respective officers, directors, shareholders, employees and agents, and its and their respective successors, assigns, heirs and legal representatives ("Dominion" for purposes of this Section), shall be indemnified and saved harmless by the Programmer from and against all loss, liability, damage and expense, including reasonable counsel fees and disbursements, due to:

               (1) the gross negligence or willful misconduct by the Programmer, its officers, directors, shareholders, employees or agents in connection with any provision or the intent of this Agreement;

               (2) any willful violation by the Programmer of FCC regulations relating to the use of the Dominion DBS Rights;

               (3) the content of the programming or other material transmitted or supplied by the Programmer pursuant to this Agreement; or

               (4) any claim by any third party against Dominion arising out of the breach of any representation, warranty, covenant or agreement made by the Programmer to Dominion in this Agreement.

               (5) any claim by any third party against Dominion resulting from the operation by the Programmer of any backhaul facilities, equipment, or contracts related to the backhaul and entered into by the Programmer and other third parties.

               (6) the distribution or transmission of any Programming supplied by the Programmer which violates or requires payment for use or performance of any copyright, right of privacy, or literary, music performance or dramatic right.

          B. By Dominion. The Programmer and its affiliates, and any and all of its and their respective officers, directors, shareholders, employees and agents, and any and all of its and their respective assigns, successors, heirs and legal representatives ("Programmer" for purposes of this Section), shall be indemnified and saved harmless by Dominion from and against all loss, liability, damage and expense, including reasonable counsel fees and disbursements, due to:

               (1) the gross negligence or willful misconduct by Dominion or its officers, directors, employees, agents and shareholders in connection with any provision or intent of this Agreement;

               (2) any violation by Dominion of FCC regulations relating to the Dominion DBS Rights; or

               (3) any claims by any third party against Dominion arising out of the breach of any representation, warranty, covenant or agreement made by Dominion to the Programmer in this Agreement.

               (4) the distribution by Dominion of the Programming (except with respect to claims relating to the content of the Programming for which the Programmer is responsible.

          C. Indemnification Procedures. The party required to provide indemnification hereunder (the "Indemnifying Party") shall promptly defend any claims against the party entitled to indemnification hereunder (the "Indemnified Party") with counsel of the Indemnifying Party's choosing at its own cost and expense. The Indemnified Party shall cooperate with, and assist as reasonably requested by, the Indemnifying Party in the defense of any such claim, including the settlement thereof on a basis stipulated by the Indemnifying Party (with the Indemnifying Party being responsible for all costs and expenses of defending such claim or making such settlement); provided, however, that:

        (1) the Indemnifying party will not, without the Indemnified Party's consent, settle or compromise any claim or consent to any entry of judgment which does not include the giving by the claimant or the plaintiff to the Indemnified Party of an unconditional release from liability with respect to such claim;

        (2) the Indemnified Party shall be entitled to participate in the defense of any such claim and to employ counsel to assist in the handling of such claim; and

        (3) the Indemnified Party shall have the right to pay, settle or compromise any such claim as to itself, provided that in such event the Indemnifying Party shall be relieved of any liability or obligation which would otherwise then or thereafter have existed or arisen under this paragraph in respect of such claim.

        D. SURVIVAL OF RIGHT TO INDEMNIFICATION. The provisions of this
Section 15 shall survive any termination of this Agreement.

        E. AFFILIATES. As used herein, "affiliates" shall mean, as to any person or entity, any other person or entity directly or indirectly controlling, controlled by or under common control (i.e., the power to direct the affairs by reason of ownership of voting stock, by contract, interlocking Directors, or otherwise) with such person or entity and any member, director, officer, employee, attorney, or agent of such person or entity.

     16. TERMINATION.

        A. TERMINATION FOR BREACH OR DEFAULT. Subject to "B" below and paragraph 2 herein, upon thirty (30) days prior written notice either party may, in addition to any other rights or remedies it may have, terminate this Agreement in the event:

           (1) the other party has made any material misrepresentation;

           (2) the other party has breached any of its material warranties, covenants or material obligations; or

           (3) the other party becomes insolvent or seeks relief under any insolvency statute, is placed in receivership or liquidation, or makes any assignment for the benefit of creditors.

          B. Opportunity to Cure. Upon receiving written notice of termination due to breach or default as specified herein, the notified party shall use its reasonable efforts to immediately commence to cure such breach or default; provided however, that the notified party shall have up to a maximum of thirty
(30) days, if needed, from the receipt of such notice to cure the breach or default or if such cure cannot be reasonably completed in such period, but the defaulting party has commenced and is diligently pursuing such cure, then for such longer period necessary to complete such cure, in no event to exceed ninety (90) days in total, unless extended by the parties by written consent.
If such breach or default is timely cured, the notice of termination shall be null and void.

     17.  Limitation of Liability.

          A. Limitation on Type of Damages. Neither party shall be liable to the other party, for any direct, indirect, incidental, consequential, special or other similar damages, including, but not limited to, damages resulting from loss of actual or anticipated revenues or profits, or loss of business, customers, or goodwill, delay in the commencement of performance hereunder, or failure of any of the EchoStar or DVS Satellites to perform.

     18. Force Majeure Events. Dominion shall not be liable for any failure or delay in performance or unavailability due to Force Majeure as defined in this Article. The term "Force Majeure" as used in this Agreement shall mean events beyond the commercially reasonable control and without the fault or negligence of Dominion, and includes without limitation the following: acts of God; acts of Dominion's contractors, subcontractors, suppliers or satellite lessors; fire, flood, natural catastrophe; acts of any Government, including the FCC, in its sovereign and regulatory capacity; national emergencies; riots; war; strikes; labor disputes; solar disturbances; sun outages; externally caused interference; the unavailability of service to Dominion pursuant to the FCC Rules and Regulations published at 47 CFR 64.401 during emergency conditions such as major natural or man-made disasters and emergencies involving United States national defense and security; Satellite component failure including failure or interruption of satellite propulsion, electrical or other common systems; the unavailability to Dominion of the facilities or services used to provide service such as may result from the repointing, removal from service or relocation of any of the Satellites in order to meet the requirements of the U.S. Government.

     19. Nondisclosure of Confidential Information. Except as contemplated in the promotional support by the Programmer, each of the parties to this Agreement covenant and agree that from and after the date hereof, it will hold as strictly confidential, and will not, without the prior written consent of each of the other parties, disclose to any party (except directors, officers, employees and financial, legal or other advisors who need to know such information in connection with the actions contemplated by the Agreement):

          (a) the fact that the parties have entered into this Agreement or any information regarding the existence, terms and conditions or status of the transactions provided for herein or any discussions or negotiations with respect thereto; or

          (b) any proprietary information of any of the parties obtained by the other parties in connection with this Agreement or the transactions contemplated hereby, including without limitation, business plans, financial information or projections, research and/or scientific information or know-how, products, services, customers, suppliers, prices, discoveries, inventions or trade secrets of any nature.

Any violation of this section by any party to this Agreement shall constitute a breach of this Agreement by such party. Notwithstanding the above, any party to this Agreement shall have the right to disclose the fact of the existence of this Agreement, together with the minimum amount of other information deemed necessary by securities or FCC counsel to such party, if securities or FCC counsel in good faith determines that public disclosure of the information is necessary under U.S. federal securities laws, or FCC laws, rules or regulations, applicable to such party. Disclosure of such information shall be coordinated in advance with all other parties. Further, Dominion shall be permitted to disclose the existence of this Agreement, and the general terms thereof, to potential strategic partners, to its investment bankers, and in promotional efforts.

     20.  Miscellaneous.

          A. Satellite Operations. During the Term of this Agreement, the technical operations of the Satellites may require occasional interruption of service in order to protect the health and performance of the Satellites, to act in accordance with the Satellite's operational procedures, or otherwise to comply with contractual obligations. To the extent practicable and technically feasible, the Programmer shall be given at least forty-eight (48) hours' written notice of such interruption. Dominion will use its reasonable efforts to minimize the disruption of the Dominion transponders on the Satellites. There shall be no liability to Dominion for such interruptions.

          B. Satellite Transmissions. If during the term of this Agreement, Dominion is directed by the FCC or any other governmental agency to cease or modify its satellite transmissions, Dominion shall immediately notify the Programmer of such order and the Programmer shall hold Dominion harmless for compliance with such order.

          C. Government Approvals. Notwithstanding any provision of this Agreement to the contrary, the execution and delivery of this Agreement is subject to receipt by the parties hereto of all authorizations, consents and approvals of all federal, state and local governmental agencies and authorities which may be required to be obtained in order to permit the consummation of the transactions contemplated by this agreement, including without limitation those of the FCC if so required, now or in the future.

          D. Notices. All notices hereunder shall be in writing and shall be deemed to have been duly given:

               (1) on actual receipt, if personally delivered or sent by overnight courier;

               (2) on the date received by facsimile if received by 5:30 p.m. Eastern time on such date, or on the next day if received after 5:30 p.m. Eastern time; or

               (3) on the fourth (4th) business day following mailing by registered or certified United States mail, postage prepaid, addressed to the parties at the following addresses or such other addresses as shall be specified in writing in accordance with Section of this Agreement:

          If to Dominion:
               Dominion Foundation
               Pelle Karlsson, President
               3050 North Horseshoe Drive, Suite 290
               Naples, Florida 34104
               (941) 403-9130
               FAX (941) 403-9104

               With a copy to:
               Randy Swanson, Esquire
               3050 North Horseshoe Drive, Suite 290
               Naples, Florida 34104
               (941) 403-9130
               FAX (941) 403-9104

          If to the Programmer:

               American Independent Network
               Attn: Dr. Don Shelton, CEO
               6125 Airport Freeway, Suite 200
               Fort Worth, TX 76117
               (817) 222-1234
               FAX (817) 222-9809

          E. Governing Law. The relationship between the parties including all disputes and claims under this Agreement shall be interpreted, enforced and construed in accordance with the laws of the State of Florida without giving effect to its conflicts of law provisions. Any and all disputes arising out of or in connection with the interpretation, performance or the nonperformance of this Agreement, and any and all disputes arising out of or in connection with transactions in any way related to this Agreement and/or the relationship between the parties shall be litigated solely and exclusively before the United States District Court for the District of Florida, and if the arbitration provisions of this Agreement are found to be applicable, such arbitration shall be interpreted, enforced and construed in accordance with the laws of the State of Florida. The parties agree and voluntarily consent to the exclusive personal jurisdiction and venue of such Courts for such purposes, and waive, fully and completely, any right to dismiss and/or transfer any action pursuant to 28 U.S.C. Section 1404 or 1406 (or any successor statute). The Programmer hereby waives any other jurisdiction and venue to which it may be entitled by virtue of domicile or otherwise. Further, should the Programmer bring a suit or action in any state other than the State of Florida, the Programmer admits and agrees that upon application by Dominion such suit shall be dismissed without prejudice and filed in a Court in the State of Florida. In the event the United States District Court for the District of Florida, does not have subject matter jurisdiction of said matter, such matter shall be litigated solely and exclusively before the appropriate state court of competent jurisdiction located in Collier County, State of Florida.

          F. Arbitration. At the election of either party, any matter not resolved amicably between the parties to the satisfaction of both parties, shall be subject to mandatory binding arbitration of the Christian Conciliation Service of the Christian Legal Society. If said Christian Conciliation Service is unable or unwilling to perform the arbitration, then within ten (10) days of receipt of notice from the electing party, each party shall select a Christian arbitrator, and within five (5) days thereafter the two (2) selected arbitrators shall select a third (3rd) Christian arbitrator. The parties hereby express their desire that the arbitration be concluded on an expedited basis. The decision of a majority of the arbitrators shall be considered the decision of all. Such arbitration shall proceed in accordance with the Arbitration Rules of the Christian Conciliation Service, or if they are unable to perform said arbitration, then according to the Commercial Rules of the American Arbitration Association then pertaining (the "Rules"), except to the degree that the parties mutually agree otherwise or that the Christian arbitrators decide to modify to better carry out the Christian intention of Biblical dispute resolution, and pursuant to the following procedures:

               (1) The minimum amount of discovery deemed necessary by the arbitrators shall be allowed in arbitration.

               (2) All proceedings before the arbitrators shall be held in Naples, Florida.

               (3) The costs and fees of the arbitration, including attorneys' fees, shall be allocated by the arbitrators, as they deem reasonably appropriate.

               (4) No award or decision by the arbitrators shall extend beyond the scope of the dispute submitted to arbitration as provided herein, or constitute a revision of other terms of this Agreement.

               (5) The award rendered by the arbitrators shall be binding on the parties, shall be final, and judgment may be entered in accordance with applicable law and in any court having jurisdiction thereof.

               (6) The existence and resolution of the arbitration shall be kept confidential by the parties in the same manner as confidential information is required to be kept under this Agreement, and shall also be kept confidential by the arbitrators.

          G. Headings. The headings of the Sections of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person may require.

          H. Assignment. This Agreement is binding upon the heirs, legal representatives, successors and permitted assigns of the Programmer and Dominion. This Agreement shall not be assigned by either party without the express written consent of the non-assigning party. Any other attempted assignment shall be void.

          I. Counterparts. This Agreement may be executed in two or more counterparts by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

          J. Private Parties. The parties hereto acknowledge that the terms of this Agreement offered hereunder have been privately offered and will be privately furnished on a non-common carrier basis. Neither the Programmer nor Dominion regard any representations, offers or undertakings made by the other hereunder to be in the nature of offers of common carriage. Neither the Programmer nor Dominion shall attempt, now or in the future, to assert through legal process, directly or indirectly, that the relationship hereunder between themselves involves common carriage.

          K. No Third Party Beneficiaries, etc. Nothing contained in this Agreement shall be deemed or construed to create any rights, obligations, or interests in or any benefits for third parties, or to create the relationship of principal and agent, partnership or joint venture or of any other fiduciary relationship or association between the parties.

          L. No Implied Waiver. Neither the waiver by a party of a breach of or a default under any of the provisions of this Agreement, nor the failure of a party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right, remedy, or privilege hereunder, shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights, remedies, or privileges hereunder. No failure or delay on the part of a party in exercising any right, power, or privilege hereunder, and no course of dealing between the parties, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. No change, waiver or discharge hereof shall be valid unless in writing and signed by an authorized representative of the party against whom such change, waiver or discharge is sought to be enforced. A waiver by any party of any of the covenants, conditions, or contracts to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant, condition, or contract herein contained. No change, waiver, or discharge hereof shall be valid unless in writing and signed by an authorized representative of the party against such change, waiver, or discharge is sought to be enforced.

      M. Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the transactions contemplated herein, and supersedes and merges herein all prior oral or written agreements, commitments, or understandings with respect to the matters provided for herein and therein. Each party acknowledges that it has read, understands and agrees to the terms and conditions of this Agreement. Each party represents that it has the full power and authority to enter into this Agreement, and intends to be bound by all of the terms and conditions of this Agreement. Further, each party acknowledges that the delivery of this Agreement by that party has not been induced by any representations, statements, warranties, or agreements other than those expressly set forth herein.

      N. Ambiguities. This Agreement and the Exhibits hereto have been drafted jointly by the parties and in the event of any ambiguities in the language hereof, there shall be no inference drawn in favor of either party.

      O. Amendment and Modification. Except as otherwise specifically provided in this Agreement, this Agreement may be amended or modified only by a writing executed by the parties hereto which, by its terms, expressly modifies, alters or amends any term or provision contained herein. The parties agree to make best efforts to amend this Agreement as may be necessary to comply with the rules, regulations, or policies of the FCC.

      P. Further Assurances. Each of the parties hereby agrees to take or cause to be taken such further actions, to execute, acknowledge, deliver, and file or cause to be executed, acknowledged, delivered, and filed such further documents and instruments, and to use best efforts to obtain such consents, as may be necessary or as may be reasonably requested in order to fully effectuate the purposes, terms, and conditions of this Agreement, whether before, at, or after the occurrence of the transactions contemplated by this Agreement.

      Q. Relationship of the Parties. Each of the parties to this Agreement have borne their own expenses in the preparation and negotiation of this Agreement, including but not limited to legal, accounting, fees and expenses (if any), and other costs (except as provided elsewhere in the case of breach of, or default under, this Agreement by a party). Each of the parties to this Agreement represent and warrant that they are aware of no brokers or finders fees which might be payable by either of them and that nothing in this Agreement shall be deemed to create, and the parties hereto do not intend to create, any relationship of partnership, joint venture, agency or employer/employee, nor shall any similar relationship be deemed to exist between them.

      R. Invalidity. If any provision of this Agreement or any attachment hereto is held by a court of competent jurisdiction to be illegal or invalid, said provision shall be deemed to be severed and deleted; and neither such provision, its severance, or deletion shall affect the validity of the remaining provisions of this Agreements and attachments.

     S. Conformance to FCC Rules. To the extent that any provision of this Agreement is in violation of any FCC rule, regulation, decree, order or otherwise, such provision shall automatically be rewritten, to the minimum extent necessary, consistent with the FCC Rules so that the principal benefits of the provision continue to accrue to the benefit of the affected party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


Programmer

American Independent Network

Date: November 19, 1997
     -----------------------------

by:     [SIG]
     -----------------------------
       Corporate Officer    CEO


Dominion Foundation, Inc.

Date:  12-1-97
     -----------------------------

by:        [SIG]
     -----------------------------
       Corporate Officer

ATTACHMENT 1
CONDITIONS

1. The Programmer shall give evidence of a valid and enforceable contract for transmission of their broadcast signal over Spacenet 3 Channel 2 for reception at the designated Dominion uplink facility, for the term of this Agreement.

2. The Programmer shall execute a conformed copy of the Dominion Statement of Faith indicating their acceptance of said statement as the one of the basis of evaluation of all program content, in addition to the "G" rating under the United States audio and video rating system.

3. The Programmer shall supply evidence of its legal corporate existence and most recent SEC information filing.

ATTACHMENT 2
STATEMENT OF FAITH

                      DOMINION SKY ANGEL TELEVISION SYSTEM

                               STATEMENT OF FAITH
                           DOMINION FOUNDATION, INC.

WE BELIEVE:
     THE BIBLE IS THE INSPIRED AND ONLY INFALLIBLE AND AUTHORITATIVE WRITTEN WORD OF GOD.

     THERE IS ONE GOD, ETERNALLY EXISTENT IN THREE PERSONS; GOD THE FATHER, GOD THE SON, AND GOD THE HOLY SPIRIT.

     IN THE DEITY OF OUR LORD JESUS CHRIST, IN HIS VIRGIN BIRTH, IN HIS SINLESS LIFE, IN HIS MIRACLES, IN HIS VICARIOUS AND ATONING DEATH, IN HIS BODILY RESURRECTION, IN HIS ASCENSION TO THE RIGHT HAND OF THE FATHER, IN HIS PERSONAL FUTURE RETURN TO THIS EARTH IN POWER AND GLORY.

     IN THE SANCTIFYING POWER OF THE HOLY SPIRIT BY WHOSE INDWELLING THE CHRISTIAN IS ENABLED TO LIVE A HOLY AND VICTORIOUS LIFE.

     THE ONLY MEANS OF BEING CLEANSED OF SIN AND RECEIVING THE FREE GIFT OF ETERNAL LIFE IS THROUGH REPENTANCE AND FAITH IN THE PRECIOUS SHED BLOOD OF JESUS CHRIST AND ACCEPTING HIM AS PERSONAL SAVIOR AND LORD.


     Date: 11/19/97  Programmer Acknowledgment: [SIG]
           --------                            --------------------

ATTACHMENT 3
SPECIFIC PROMOTIONAL ACTIVITIES

(Yet to be determined, please give us a more complete list of what you are prepared to do)

1. Airline magazines.

2. Christian periodicals.

3. Bartered radio spot time.

4. Chicago Tribune TV Guide coverage.

5. National on air 30 sec and 60 sec Sky Angel spots transmitted to 150+ stations.

6. Web page hot links.

7. Mailing list use for Sky Angel mailings.

8. Etc.?????